November 3, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Radian Group Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

File Number: 001-11356

Dear Mr. Rosenberg:

We are in the process of carefully considering and preparing our response to each of the comments included in your letter dated October 20, 2008. To the extent we are able, we intend to address certain of these comments in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008. We currently expect to submit our formal response to each of these comments (in a letter to be filed via EDGAR) on or before November 25, 2008.

If you have any questions or concerns about the proposed timing of our response, please do not hesitate to contact me at (215) 231-1444.

Sincerely,

/s/ C. Robert Quint
C. Robert Quint
Chief Financial Officer